EXHIBIT 107

Calculation of Filing Fee Table

424(b)(2)

(Form Type)

THE CLOROX COMPANY

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Debt	4.400% Senior Notes due 2029	457(r)	500,000,000	99.527%	$497,635,000	$92.70 per million	$46,350
Fees to be Paid	Debt	4.600% Senior Notes due 2032	457(r)	600,000,000	99.480%	$596,880,000	$92.70 per million	$55,620
TOTAL	—	—	—	—	—	$1,094,515,000	—	$101,970

The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offerings. The maximum aggregate offering price of those offerings is $1,094,515,000.